UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the Month of August 2006

_________________

Commission File Number: 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)
Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated August 9, 2006.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Report with respect to the results of operations of the Registrant for the quarter ended June 30, 2006.

        Attached hereto as Exhibit 3 and incorporated herein by reference is the Registrant’s consolidated unaudited financial statements for the quarter ended June 30, 2006.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant) By: /s/ Ilan Pacholder Name: Ilan Pacholder Title: Corporate Secretary

Dated: August 8, 2006

EXHIBIT INDEX

Exhibit No. 1. 2. 3.	Description Press release dated August 8, 2006. Management report. Financial statements.

EXHIBIT 1

Earnings Release

ELBIT SYSTEMS REPORTS SECOND QUARTER 2006 RESULTS

Revenues Increased by 41.4% Year over Year to $344.8 Million

Backlog of Orders Reached a New Record of $ 3.6 Billion

Excluding One-Time In Process R&D Write-Offs
Net Profit Increased by 19.4% Year over Year and EPS Reached $0.41

Haifa, Israel, August 8, 2006 – Elbit Systems Ltd. (the “Company”) (NASDAQ GLOBAL MARKET: ESLT), the international defense company, today reported its consolidated results for the second quarter ended June 30, 2006.

The Company’s backlog of orders as of June 30, 2006 reached $3,599 million, a 7.5% increase as compared with $3,347 million at the end of 2005. Approximately 74% of the backlog relates to orders outside of Israel. Approximately 56% of the Company’s backlog as of June 30, 2006 is scheduled to be performed over the next two quarters of 2006 and during 2007.

Consolidated revenues for the second quarter of 2006 increased by 41.4% to $344.8 million from $243.8 million in the second quarter of 2005.

Gross profit for the second quarter of 2006 was $89.6 million (26% of revenues), as compared with gross profit of $66.1 million (27.1% of revenues) in the second quarter of 2005.

Reported consolidated net income for the second quarter of 2006 was $15.1 million (4.4% of revenues), as compared with $10.9 million (4.5% of revenues) in the second quarter of 2005. Reported diluted earnings per share for the second quarter of 2006 were $0.36, as compared with $0.26 for the second quarter of 2005.

The Company had one time in-process R&D write-offs, related to the purchase in the second quarter of an additional 4.3% (approximately) of the outstanding shares of Tadiran Communications Ltd. (“Tadiran”), and the purchase of 20% of Sandel Aviation, Inc. Excluding these in-process R&D write-offs, the Company’s net income for the second quarter of 2006 was $17.2 million (or 5.0% of revenues), and the diluted earnings per share were $0.41, as compared to $14.4 million and $0.35, respectively, in the second quarter of 2005.

During the first six months of 2006 the Company produced an operating cash flow of $104.4 million.

The President and CEO of Elbit Systems, Joseph Ackerman, commented: “Our second quarter results reported today underscore Elbit Systems’ continued growth in  revenues and profit. We maintain our focus on generating new business and bringing newly developed technologies and products to the market. At the same time, we continue to explore new markets as well as to further develop  our market position in existing areas.   We  also are engaged in the ongoing implementation of the synergies in the recent acquisitions of Elisra and Tadiran Communications, including developing new integrated solutions.”

Mr. Ackerman added, “We have operated continuously throughout the recent events which have affected the north of Israel and have maintained our ability to meet our commitments to both our international customers and to the Israeli Ministry of Defense. As a global group Elbit enjoys the support of our international subsidiaries and their employees, and we extend our thanks to our employees for the strength and dedication they have demonstrated during this period. Our plans for 2006 and beyond remain on target”.

The Board of Directors declared a dividend of $0.15 per share for the second quarter of 2006. The dividend’s record date is August 29, 2006, and the dividend will be paid on September 11, 2006, net of taxes and levies, at the rate of 18.85%.

Conference Call

The Company will also be hosting a conference call on the same day, Tuesday, August 8, at 9.00am EDT. On the call, management will review and discuss the second quarter 2006 results and will be available to answer questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 866 229 7198
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number: +972 3 918 0610

At:
9:00am Eastern Time
6:00am Pacific Time
2:00pm London Time
4:00pm Israel Time

This call will be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends, and will be available online for 30 days.

Alternatively, for two days following the end of the call, investors will be able to dial a replay number to listen to the call. The dial-in number is either: 1 888 269 0005 (US) 0 800 169 8104 (UK) or +972 3 925 5925 (Israel and International).

About Elbit Systems Ltd.

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world. The Elbit Systems Group, which includes the company and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

Company Contact: Ilan Pacholder V.P. Finance & Capital Markets and Corporate Secretary Elbit Systems Ltd Tel: +972-4 831-6632 Fax: +972-4 831-6659 E-mail: pacholder@elbit.co.il	IR Contact: Ehud Helft / Kenny Green GK Investor Relations Tel: 1-866-704-6710 Fax: + 972-3-607- 4711 E-mail: Kenny@gkir.com E-mail: Ehud@gkir.com

STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY’S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY’S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

ELBIT SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousand of US Dollars)

	June 30 2006	December 31 2005
	Unaudited	Audited
Assets
Current Assets:
Cash and short term deposits	119,817	94,629
Trade receivable and others	421,571	416,067
Inventories, net of advances	369,567	328,428

Total current assets	910,955	839,124
Affiliated Companies & other Investments	231,457	201,339
Long-term receivables & others	166,429	154,650
Fixed Assets, net	285,447	284,997
Other assets, net	133,238	137,364

	1,727,526	1,617,474

Liabilities and Shareholder's Equity
Current liabilities	725,618	612,168
Long-term liabilities	526,150	541,622
Minority Interest	12,782	12,907
Shareholder's equity	462,976	450,777

	1,727,526	1,617,474

ELBIT SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
 (In thousand of US Dollars, except for per share amounts)

	Six Months Ended June 30		Three Months Ended June 30		Year Ended December 31
	2006	2005	2006	2005	2005
	Unaudited		Unaudited		(Audited)
Revenues	679,185	474,470	344,815	243,782	1,069,876
Cost of revenues	502,067	346,821	255,237	177,695	786,616
Restructurirng expenses	--	--	--	--	3,488

Gross Profit	177,118	127,649	89,578	66,087	279,772

Research and development, net	39,789	32,961	18,351	17,795	71,903
Marketing and selling	53,630	34,386	27,382	17,740	78,648
General and administrative	37,727	25,424	18,720	12,652	54,417
IPR &D write-off	--	--	--	--	7,490

Total operating expenses	131,146	92,771	64,453	48,187	212,458

Operating income	45,972	34,878	25,125	17,900	67,314
Financial expenses, net	(10,918)	(3,197)	(6,677)	(1,465)	(11,472)
Other income, net	160	(185)	(748)	(354)	(5,326)

Income before income taxes	35,214	31,496	17,700	16,081	50,516
Taxes on income	9,366	8,043	4,762	4,056	16,335

	25,848	23,453	12,938	12,025	34,181
Equity in net earnings (losses) of affiliated
companies and partnership *	3,614	(127)	1,347	(1,169)	(1,636)
Minority rights	77	273	786	53	(58)

Net income	29,539	23,599	15,071	10,909	32,487

Earnings per share
Basic net earnings per share	$0.72	$0.58	$0.37	$0.27	$0.80

Diluted net earnings per share	$0.71	$0.57	$0.36	$0.26	$0.78

* Includes IPR&D write-off of $8,500 in 2005

Exhibit 2

Elbit Systems Ltd.
Management’s Report
For The Three and Six-Month Period Ended June 30, 2006

This report should be read together with the unaudited financial statements for the quarter ended June 30, 2006 of Elbit Systems Ltd. (“Elbit Systems” or the “Company”), the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2005, the Company’s management report for the year ended December 31, 2005 and the Company’s Form 20-F for the year ended December 31, 2005, filed by the Company with the U.S. Securities and Exchange Commission and with the Israeli Securities Authority.

Forward looking statements with respect to the Company’s business, financial condition and results of operations in this document are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company’s accounting policies as well as certain other risk factors which are detailed from time to time in the Company’s SEC filings.

A.	Executive Overview

Business Description

Elbit Systems and its subsidiaries (the “Group”) operate in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance (“C4ISR”), advanced electro-optic and space technologies, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and equipment. The Group also focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications.

The Group provides support services for the platforms it upgrades as well as the systems and products it supplies. In addition, the Group provides a wide range of logistic support services, including operation of pilot training services for the Israeli Air Force on a private financing initiative basis. Several of the Group’s companies also provide advanced engineering and manufacturing services to various customers, utilizing their significant manufacturing capabilities. The Group often cooperates with industries in Israel and in various other countries.

The Group tailors and adapts its technologies, integration skills, market knowledge and battle-proven systems to each customer’s individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, the Group provides customers with cost-effective solutions, and its customers are able to improve their technological and operational capabilities within limited defense budgets.

The Group operates in a competitive environment for most of its projects, systems and products. Competition is based on product and program performance, price, reputation, reliability, maintenance costs and responsiveness to customer requirements. This includes the ability to respond to rapid changes in technology. In addition, its competitive position sometimes is affected by specific requirements in particular markets.

1

Financial Highlights

The Company’s revenues increased by 41% and reached $344.8 million in the second quarter of 2006, as compared to $243.8 million in the second quarter of 2005.

Net earnings in the second quarter of 2006 were $15.1 million and the diluted earnings per share were $0.36, as compared to $10.9 million and $0.26 in the second quarter of 2006.

The Company’s results reflect In-Process Research and Development (“IPR&D”) write-offs of $2.2 million, related to the acquisitions of Tadiran Communications Ltd.‘s (“Tadiran”) and Sandel Avionics, Inc.‘s (“Sandel”) shares in the second quarter of 2006.

The Company’s backlog increased by 7.5% and reached $3.6 billion as of June 30, 2006, as compared to $3.35 billion as of December 31, 2005.

The Company’s cash flow generated from operations in the six-month period ended June 30, 2006 was $104.3 million, as compared to $85.8 million in the six-month period ended June 30, 2005.

The Board of Directors declared a dividend of $0.15 per share for the second quarter.

B.	Recent Events

•	On May 18, 2006, the Company announced that Vision Systems International LLC, (“VSI”), its joint venture with Rockwell Collins, was awarded several new contracts with a total value of more than $80 million. The Boeing Company awarded VSI a contract for the delivery of more than 400 additional Joint Helmet Mounted Cueing Systems (“JHMCS”). VSI also received direct contracts from the United States Navy and Air Force for spares parts and test equipment in support of the JHMCS program.

•	On June 28, 2006, the Company reported that EFW Inc., an Elbit Systems of America company, received a contract valued at approximately $50 million from the U.S. Marine Corps Systems Command for the supply of military systems.

•	Since July 12, 2006, the north of Israel has been effected by the on-going military conflict in the region. The Company has been operating continuously throughout the recent events, and continues to maintain its ability to meet its commitments to its international and Israeli customers. The Company is also supported as may be necessary by its domestic and international subsidiaries. Accordingly, the Company’s plans for 2006 and beyond remain unchanged.

C.	Backlog of Orders

The Company’s backlog of orders as of June 30, 2006 reached $3,599 million, of which 74% was for orders outside Israel. The Company’s backlog as of December 31, 2005 was $3,347 million, of which 72% was for orders outside Israel.

Approximately 56% of the Company’s backlog as of June 30, 2006 is scheduled to be performed in the following two quarters of 2006 and during 2007. The majority of the 44% of the Company’s backlog balance is scheduled to be performed in 2008 and 2009.

2

D.	Critical Accounting Policies and Estimates

The Company’s significant accounting policies are described in Note 2 to the audited consolidated financial statements for the year ended December 31, 2005. See also the Company’s management report for the year ended December 31, 2005.

In June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also requires de-recognition of income tax assets and liabilities and provides guidance on classification of current and deferred income tax assets and liabilities, interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. This Interpretation is effective as of January 1, 2007. The Company is currently evaluating the impact of FIN 48 on its financial statements.

E.	Acquisitions during the second quarter of 2006

•	On May 31, 2006, the Company’s U.S. subsidiary, Kollsman, Inc. (“Kollsman”) acquired a 20% interest in Sandel in consideration for $12.5 million (represented by a $10.5 million cash payment, a $1 million subscription and payment of a bridge loan and a $1 million holdback to be paid within 12 months). Sandel, based in Vista, California, produces specialized integrated display systems and other products for the commercial aviation market.

Kollsman has an option to buy the remaining 80% interest in Sandel for a period of 30 months after the initial investment. During the option period, Kollsman has the right to representation on the Sandel board of directors, as well as several specific minority rights. In addition, Kollsman and Sandel have formed an alliance to cooperate on product development and marketing.

Based on a purchase price allocation analysis (“PPA”) performed by an independent advisor, the excess of the amounts paid for the Sandel shares over their book value was attributed as follows:

	$M	Expected useful lives
IPR &D	1.2	immediate write-off
Technology and customers base	3.2	7 years
Deferred taxes	(1.3)	7 years
Goodwill	10.1	indefinite-subject to annual impairment test

Total excess of consideration over book value	13.2

•	On June 5, 2006, the Company acquired approximately 4.3% of Tadiran’s outstanding shares in consideration for $18.3 million (of which $13.5 million was paid on the acquisition date and the balance was paid in July 2006). Following the acquisition, the Company holds approximately 43% of Tadiran’s shares.

3

Based on a PPA performed by an independent advisor, the excess of the amounts paid for the above mentioned Tadiran shares acquired over their book value was attributed as follows:

	$M	Expected useful lives
IPR &D	1.0	immediate write-off
Inventory	0.3	up to a quarter
Other tangible assets and liabilities	0.1	5 years
Brand name	0.8	15 years
Customer base and backlog	4.0	2-12 years
Technology	2.4	10 years
Goodwill	3.3	indefinite-subject to annual impairment test

Total excess of consideration over book	11.9

4

F.	Summary of Financial Results

The following table sets forth the reported consolidated statements of operations of the Company for the three and six-month periods ended June 30, 2006 and June 30, 2005.

	For the six months ended June 30				For the three months ended June 30

	2006		2005		2006		2005

	$	%	$	%	$	%	$	%

	(In thousands of U.S. dollars except per share data)
Total revenues	679,185	100.0	474,470	100.0	344,815	100.0	243,782	100.0
Cost of revenues	502,067	73.9	346,821	73.1	255,237	74.0	177,695	72.9

Gross profit	177,118	26.1	127,649	26.9	89,578	26.0	66,087	27.1

Research and development R&D expenses	52,747	7.8	42,053	8.9	24,169	7.0	22,153	9.1
Less - participation	(12,958)	(1.9)	(9,092)	(1.9)	(5,818)	(1.7)	(4,358)	(1.8)

R&D expenses, net	39,789	5.9	32,961	7.0	18,351	5.3	17,795	7.3
Marketing and selling expenses	53,630	7.9	34,386	7.2	27,382	7.9	17,740	7.3
General and administrative expenses	37,727	5.5	25,424	5.4	18,720	5.5	12,652	5.2

	131,146	19.3	92,771	19.6	64,453	18.7	48,187	19.8

Operating income	45,972	6.8	34,878	7.3	25,125	7.3	17,900	7.3
Finance expenses, net	(10,918)	(1.6)	(3,197)	(0.7)	(6,677)	(1.9)	(1,465)	(0.6)
Other income (expenses), net	160	--	(185)	--	(748)	(0.2)	(354)	--

Income before taxes on income	35,214	5.2	31,496	6.6	17,700	5.2	16,081	6.7
Taxes on income	9,366	1.4	8,043	1.7	4,762	1.4	4,056	1.7

	25,848	3.8	23,453	4.9	12,938	3.8	12,025	5.0
Minority interest in losses
of subsidiaries	77	--	273	0.1	786	0.2	53	--
Equity in net earnings (losses) of
affiliated companies and partnership	3,614	0.5	(127)	--	1,347	0.4	(1,169)	(0.5)

	29,539	4.3	23,599	5.0	15,071	4.4	10,909	4.5

Net earnings
Diluted earnings per share	0.71		0.57		0.36		0.26

5

Revenues

The Company’s sales are primarily to governmental entities and prime contractors under government defense programs. Accordingly, the level of the Company’s revenues is subject to governmental budgetary constraints.

Three Months Ended June 30, 2006, Compared to Three Months Ended June 30, 2005

The consolidated revenues increased by 41% from $243.8 million in the second quarter of 2005 to $344.8 million in the second quarter of 2006.

The following table sets forth the Company's revenue distribution by areas of operation:

	Three-Month Period ended

	June 30, 2006		June 30, 2005

	$ millions	%	$ millions	%

Airborne systems	140.4	40.7	93.4	38.3
Land systems	57.0	16.5	33.2	13.6
C4ISR systems	68.5	19.9	44.1	18.1
Electro-optics	45.7	13.3	56.3	23.1
Other (mainly non-defense engineering and
production services)	33.2	9.6	16.8	6.9

Total	344.8	100.0	243.8	100.0

The changes in revenues distribution by areas of operation, other than ordinary quarterly fluctuations, were in the area of C4ISR systems sales, which increased mainly as a result of the revenues derived from the Watchkeeper project in 2006. The revenues derived from Elisra are included in the Company’s various areas of operation. Elisra’s EW systems revenues are included in the Airborne systems area of operation. Electro-optics revenues decreased mainly as a result of temporary delay in some projects that the Company believes will be sold during 2006.

The following table sets forth the Company’s distribution of revenues by geographic regions:

	Three-Month Period ended

	June 30, 2006		June 30, 2005

	$ millions	%	$ millions	%

Israel	119.3	34.6	77.9	31.9
United States	119.0	34.5	87.9	36.1
Europe	53.8	15.6	18.4	7.5
Other countries	52.7	15.3	59.6	24.5

Total	344.8	100.0	243.8	100.0

The changes in revenues by geographic distribution, other than standard quarterly fluctuations, were in the revenues from customers in Europe, due mainly as a result of the revenues derived from the Watchkeeper project in 2006.

6

Six Months Ended June 30, 2006, Compared to Six Months Ended June 30, 2005

The Company’s consolidated revenues increased by 43%, from $474.5 million in the first six months of 2005 to $679.2 million in the first six months of 2006.

The following table sets forth the Company’s revenue distribution by areas of operation:

	Six-Month Period ended

	June 30, 2006		June 30, 2005

	$ millions	%	$ millions	%

Airborne systems	279.1	41.1	194.4	41.0
Land systems	98.8	14.6	59.2	12.5
C4ISR systems	151.5	22.3	88.1	18.5
Electro-optics	89.8	13.2	99.5	21.0
Other (mainly non-defense engineering and
production services)	60.0	8.8	33.3	7.0

Total	679.2	100.0	474.5	100.0

The following table sets forth the Company’s distribution of revenues by geographic regions:

	Six-Month Period ended

	June 30, 2006		June 30, 2005

	$ millions	%	$ millions	%

Israel	213.5	31.4	145.1	30.6
United States	230.0	33.9	177.5	37.4
Europe	108.5	16.0	34.5	7.3
Other countries	127.2	18.7	117.4	24.7

Total	679.2	100.0	474.5	100.0

Gross Profit

The Company’s gross profit represents the aggregate results of the Company’s activities and projects, and is based on the mix of programs in which the Company is engaged during the reported period.

Three Months Ended June 30, 2006, Compared to Three Months Ended June 30, 2005

The Company’s gross profit in the quarter ended June 30, 2006 was $89.6 million as compared to $66.1 million in the quarter ended June 30, 2005. The gross profit margin in the second quarter of 2006 was 26% as compared to 27.1% in the same period last year. The difference in the gross profit was as a result of the mix of programs generating revenues in the applicable periods, which included in the second quarter of 2005 certain programs with a relatively higher gross profit.

Six Months Ended June 30, 2006, Compared to Six Months Ended June 30, 2005

The Company’s gross profit in the six months ended June 30, 2006 was $177.1 million as compared to $127.6 million in the six months ended June 30, 2005. The gross profit margin in the six months ended June 30, 2006 was 26.1% as compared to 26.9% in the corresponding period of the previous year. The difference in the gross profit was the result of the mix of programs generating revenues in the applicable periods.

7

Research and Development (“R&D”)

The Company continually invests in R&D in order to maintain and further advance its technologies, in accordance with a long-term plan, based on its estimate of future market needs.

The Company’s R&D included programs which are coordinated with, and partially funded by, third parties, including the Israeli Ministry of Defense (“IMOD”), the Office of the Chief Scientist (“OCS”) and bi-national and European Development funds. The R&D was performed in all major areas of core technological activities of the Company and mainly in the areas of advanced airborne systems, cutting edge electro-optics technology and products for surveillance, aerial reconnaissance, lasers, space based sensors and homeland security technologies and products.

Three Months Ended June 30, 2006, Compared to Three Months Ended June 30, 2005

Gross R&D expenses in the quarter ended June 30, 2006 totaled $24.2 million (7.0% of revenues), as compared to $22.2 million (9.1% of revenues) in the quarter ended June 30, 2005.

Net R&D expenses (after deduction of third party participation) in the quarter ended June 30, 2006 totaled $18.4 million (5.3% of revenues), as compared to $17.8 million (7.3% of revenues) in the quarter ended June 30, 2005.

Six Months Ended June 30, 2006, Compared to Six Months Ended June 30, 2005

Gross R&D expenses in the six months ended June 30, 2006 totaled $52.7 million (7.8% of revenues), as compared to $42.1 million (8.9% of revenues) in the six months ended June 30, 2005.

Net R&D expenses (after deduction of third party participation) in the six-month period ended June 30, 2006 totaled $39.8 million (5.9% of revenues), as compared to $33.0 million (7.0% of revenues) in the six-month period ended June 30, 2005.

Marketing and Selling Expenses

The Company maintains its activities in developing new markets and pursues at any given time various business opportunities according to the Company’s plan.

Three Months Ended June 30, 2006, Compared to Three Months Ended June 30, 2005

Marketing and selling expenses in the quarter ended June 30, 2006 were $27.4 million (7.9% of revenues), as compared to $17.8 million (7.3% of revenues) in the quarter ended June 30, 2005.

Six Months Ended June 30, 2006, Compared to Six Months Ended June 30, 2005

Marketing and selling expenses in the six months ended June 30, 2006 were $53.6 million (7.9% of revenues), as compared to $34.4 million (7.2% of revenues) in the six months ended June 30, 2005.

General and Administrative (“G&A”) Expenses

Three Months Ended June 30, 2006, Compared to Three Months Ended June 30, 2005

G&A expenses were $18.7 million (5.5% of revenues) in the quarter ended June 30, 2006, as compared to $12.7 million (5.2% of revenues) in the quarter ended June 30, 2005.

8

Six Months Ended June 30, 2006, Compared to Six Months Ended June 30, 2005

G&A expenses were $37.7 million (5.5% of revenues) in the six months ended June 30, 2006, as compared to $25.4 million (5.4% of revenues) in the six months ended June 30, 2005.

Finance Expense (Net)

The increase in the net finance expense resulted mainly from a higher level of long-term loans and an increase in market interest rates.

Three Months Ended June 30, 2006, Compared to Three Months Ended June 30, 2005

Net finance expense in the quarter ended June 30, 2006 was $6.7 million, as compared to $1.5 million of finance expense in the quarter ended June 30, 2005.

Six Months Ended June 30, 2006, Compared to Six Months Ended June 30, 2005

Net finance expense in the six months ended June 30, 2006 was $10.9 million, as compared to $3.2 million of finance expense in the six months ended June 30, 2005.

Taxes on Income

The Company’s tax rate represents a weighted average of the tax rates to which the various companies in the Group are subject. The change in the effective tax rate is attributable mainly to the mix of the tax rates in the various tax jurisdictions in which the Group’s companies generating the taxable income operate.

Three Months Ended June 30, 2006, Compared to Three Months Ended June 30, 2005

Provision for taxes in the quarter ended June 30, 2006 was $4.8 million (effective tax rate of 26.9%), as compared to a provision for taxes of $4.1 million (effective tax rate of 25.2%) in the quarter ended June 30, 2005.

Six Months Ended June 30, 2006, Compared to Six Months Ended June 30, 2005

Provision for taxes in the six months ended June 30, 2006 was $9.4 million (effective tax rate of 26.6%), as compared to a provision for taxes of $8.0 million (effective tax rate of 25.5%) in the six months ended June 30, 2005.

Company’s Share in Earnings of Affiliated Entities

The companies and partnerships, in which the Company holds 50% or less in shares or voting rights and are therefore not consolidated in its financial statements, operate in complementary areas to the Company’s core business activities, including electro-optics, airborne systems and communications.

The Company’s share in earnings of affiliated entities includes IPR&D write-offs of $2.2 million, related to the acquisition of Tadiran’s and Sandel’s shares in the second quarter of 2006. The Company’s share in earnings of affiliated entities in 2005 includes a $3.5 million IPR&D write-off related to the acquisition of Tadiran’s shares in the second quarter of 2005.

9

Three Months Ended June 30, 2006, Compared to Three Months Ended June 30, 2005

In the second quarter of 2006 the Company had net income of $1.3 million from its share in earnings of affiliated companies and partnership, as compared to net expense of $1.2 million in the second quarter of 2005.

Six Months Ended June 30, 2006, Compared to Six Months Ended June 30, 2005

In the six months ended June 30, 2006 the Company had net income of $3.6 million from its share in earnings of affiliated companies and partnership, as compared to net expense of $0.1 million in the six months ended June 30, 2005.

Net Earnings and Earnings Per Share (“EPS”)

Three Months Ended June 30, 2006, Compared to Three Months Ended June 30, 2005

Net earnings in the quarter ended June 30, 2006 were $15.1 million (4.4% of revenues), as compared to reported net earnings of $10.9 million (4.5% of revenues) in the quarter ended June 30, 2005. Diluted EPS in the quarter ended June 30, 2006 was $0.36, as compared to $0.26 in the quarter ended June 30, 2005.

The number of shares used for computation of diluted EPS in the quarter ended June 30, 2006 was 41,808 thousand shares, as compared to 41,617 thousand shares in the quarter ended June 30, 2005.

Six Months Ended June 30, 2006, Compared to Six Months Ended June 30, 2005

Net earnings in the six months ended June 30, 2006 were $29.5 million (4.3% of revenues), as compared to net earnings of $23.6 million (5.0% of revenues) in the six months ended June 30, 2005. Diluted EPS in the six months ended June 30, 2006 was $0.71, as compared to $0.57 per share in the six months ended June 30, 2005.

The number of shares used for computation of diluted EPS in the six months ended June 30, 2006 was 41,772 thousand shares, as compared to 41,617 thousand shares in the six months ended June 30, 2005.

Net earnings in 2006 include $2.2 million in IPR&D write-offs, related to the acquisitions of Tadiran’s and Sandel’s shares in the second quarter of 2006. Net earnings in 2005 include $3.5 million in an IPR&D write-off, related to the acquisition of Tadiran’s shares in the second quarter of 2005.

G.	Liquidity and Capital Resources

The Company’s net cash flow generated from operating activities in the six months ended June 30, 2006 was $104.4 million, resulting mainly from net income and advances received from customers. The cash inflows were partially offset, mainly by an increase in inventories.

Net cash flow used for investment activities in the six months ended June 30, 2006 was $55.5 million, which was used mainly for acquisition of Tadiran’s and Sandel’s shares and purchase of various assets and equipment.

10

Net cash flow used for financing activities in the six months ended June 30, 2006 was $24.8 million, which was mainly for dividends paid and decrease in short-term bank credit and loans.

On June 30, 2006, the Company had total borrowings in the amount of $247.7 million, including $219.1 million in long-term loans, and $722.8 million in guarantees issued on its behalf by banks, mainly in respect of advance payment and performance guarantees provided in the regular course of business. On June 30, 2006, the Company had a cash balance amounting to $117.9 million.

As of June 30, 2006, the Company had working capital of $185.3 million, and its current ratio was 1.26.

H.	Derivatives and Hedges

Market risks relating to the Company’s operations result primarily from changes in interest rates and exchange rates. The Company typically uses financial instruments to limit its exposure to those changes. The Company also typically enters into forward contracts in connection with transactions that are denominated in currencies other than U.S. dollars and New Israeli Shekels (“NIS”). The Company may enter from time to time into forward contracts related to NIS, based on market conditions.

On June 30, 2006, the Company’s liquid assets were comprised of bank deposits, and it had no investments in liquid equity securities that were subject to market fluctuations, except for its shareholdings in Tadiran. The Company’s deposits and loans are based on variable interest rates, and their value as of June 30, 2006 was therefore not exposed to changes in interest rates. Should interest rates either increase or decrease, such change may affect the Company’s results of operations due to changes in the cost of the liabilities and the return on the assets that are based on variable rates.

The Company’s functional currency is the U.S. dollar. On June 30, 2006, the Company had exposure due to liabilities denominated in NIS of $83 million in excess of its NIS denominated assets. These liabilities represent mostly wages and trade payables. The amount of the Company’s exposure to the changes in the NIS-U.S. dollar exchange rate varies from time to time.

Most of the Company’s assets and liabilities which are denominated in currencies other than the NIS and the U.S. dollar were covered as of June 30, 2006 by forward contracts and options. On June 30, 2006, the Company had forward contracts for the sale and purchase of such foreign currencies totaling $344 million ($136 million in Euro, $200 million in GBP and $8 million in other currencies). The financial derivative activities in the second quarter of 2006 resulted in an unrealized net loss of approximately $9.1 million, which was recorded as other comprehensive loss.

On June 30, 2006, the Company had options for hedging future cash flow denominated in NIS in the amount of $6 million. The fair market value of the options as of June 30, 2006 was not material.

I.	Dividends

The Board of Directors declared on August 7, 2006 a dividend of $0.15 per share.

# # # # #

11

Exhibit 3

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF JUNE 30, 2006
(Unaudited)
(In thousands of U.S. dollars)

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

AS OF JUNE 30, 2006
(Unaudited)
(In thousands of U.S. dollars)

C O N T E N T S

P a g e
CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	2 - 3

Consolidated Statements of Income	4

Consolidated Statements of Changes in Shareholders' Equity	5 -7

Consolidated Statements of Cash Flows	8 - 9

Notes to the Consolidated Financial Statements	10 - 12

# # # # #

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars (in thousands)

	June 30, 2006	December 31, 2005

	(Unaudited)	(Audited)

CURRENT ASSETS:
Cash and cash equivalents	$ 117,949	$ 93,887
Short-term bank deposits	1,868	742
Trading securities	2,314	2,282
Trade receivables, (net of allowance for doubtful
accounts in the amount of $3,591 and $3,221 as of June 30,
2006 and December 31, 2005, respectively)	344,963	346,689
Other receivables and prepaid expenses	74,294	67,096
Inventories, net of advances	369,567	328,428

Total current assets	910,955	839,124

INVESTMENTS AND LONG-TERM RECEIVABLES:
Investments in affiliated companies and a partnership	225,112	194,994
Investments in other companies	6,345	6,345
Compensation receivable in respect of fire damages, net	15,530	15,530
Long-term bank deposits and trade receivables	5,895	2,457
Severance pay fund	145,004	136,663

	397,886	355,989

PROPERTY, PLANT AND EQUIPMENT, NET	285,447	284,997

INTANGIBLE ASSETS:
Goodwill	58,593	58,593
Other intangible assets, net	74,645	78,771

	133,238	137,364

	$1,727,526	$1,617,474

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
U.S. dollars (in thousands, except share and per share data)

	June 30, 2006	December 31, 2005

	(Unaudited)	(Audited)

CURRENT LIABILITIES:
Short-term bank credit and loans	$ 14,994	$ 30,296
Current maturities of long-term loans	13,609	7,355
Trade payables	134,947	120,260
Other payables and accrued expenses	254,181	216,539
Customers advances and amounts in excess of
costs incurred on contracts in progress	307,887	237,718

Total current liabilities	725,618	612,168

LONG-TERM LIABILITIES:
Long-term loans	219,129	224,982
Advances from customers	109,475	122,263
Deferred income taxes	24,171	26,060
Accrued termination liability	173,375	168,317

	526,150	541,622

MINORITY INTERESTS	12,782	12,907

SHAREHOLDERS' EQUITY:
Share capital
Ordinary shares of New Israeli Shekels (NIS) 1 par value;
Authorized - 80,000,000 shares as of June 30, 2006
and December 31, 2005;
Issued - 41,625,707 and 41,375,545 shares as of June 30, 2006 and
December 31, 2005 respectively;
Outstanding - 41,216,786 and 40,966,624 shares as of June 30, 2006 and
December 31, 2005, respectively	11,670	11,636
Additional paid-in capital	280,682	278,679
Accumulated other comprehensive loss	(8,916)	(1,340)
Retained earnings	183,861	166,123
Treasury shares - 408,921 shares as of June 30, 2006 and
December 31, 2005	(4,321)	(4,321)

	462,976	450,777

	$ 1,727,526	$ 1,617,474

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
U.S. dollars (in thousands, except share and per share data)

	Six months ended June 30,		Three months ended June 30,		Year ended December 31,

	2006	2005	2006	2005	2005

	(Unaudited)		(Unaudited)		(Audited)

Revenues	$679,185	$474,470	$344,815	$243,782	$1,069,876
Cost of revenues	502,067	346,821	255,237	177,695	786,616
Restructuring expenses	-	-	-	-	3,488

Gross profit	177,118	127,649	89,578	66,087	279,772

Research and development costs, net	39,789	32,961	18,351	17,795	71,903
Marketing and selling expenses	53,630	34,386	27,382	17,740	78,648
General and administrative expenses	37,727	25,424	18,720	12,652	54,417
In-process research and development write-off	-	-	-	-	7,490

	131,146	92,771	64,453	48,187	212,458

Operating income	45,972	34,878	25,125	17,900	67,314
Financial expenses, net	(10,918)	(3,197)	(6,677)	(1,465)	(11,472)
Other income (expenses), net	160	(185)	(748)	(354)	(5,326)

Income before taxes on income	35,214	31,496	17,700	16,081	50,516
Taxes on income	9,366	8,043	4,762	4,056	16,335

	25,848	23,453	12,938	12,025	34,181
Equity in net earnings (losses) of affiliated
companies and partnership	3,614	(127)	1,347	(1,169)	(1,636)
Minority interests in losses (earnings)
of subsidiaries	77	273	786	53	(58)

Net income	$29,539	$23,599	$15,071	$10,909	$32,487

Earnings per share
Basic net earnings per share	$0.72	$0.58	$0.37	$0.27	$0.80

Diluted net earnings per share	$0.71	$0.57	$0.36	$0.26	$0.78

Number of shares used in computation of
basic net earnings per share	41,067	40,675	41,125	40,705	40,750

Number of shares used in computation of
diluted net earnings per share	41,772	41,617	41,808	41,617	41,623

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars (in thousands, except share and share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Treasury shares	Total shareholders' equity	Total comprehensive income

Balance as of January 1, 2005
(Audited)	40,561,026	$11,548	$274,432	$(4,742)	$155,267	$(4,321)	$432,184
Exercise of options	405,598	88	3,423	-	-	-	3,511
Tax benefit in respect of options exercised	-	-	652	-	-	-	652
Stock based compensation	-	-	172	-	-	-	172
Dividends paid	-	-	-	-	(21,631)	-	(21,631)
Other comprehensive income
(loss) net of tax:
Unrealized gains on derivative instruments	-	-	-	6,412	-	-	6,412	$6,412
Foreign currency translation differences	-	-	-	(924)	-	-	(924)	(924)
Minimum pension liability adjustment	-	-	-	(2,086)	-	-	(2,086)	(2,086)
Net income	-	-	-	-	32,487	-	32,487	32,487

Total comprehensive income								$35,889

Balance as of December 31, 2005
(Audited)	40,966,624	$11,636	$278,679	$(1,340)	$166,123	$(4,321)	$450,777
Exercise of options	250,162	34	1,863	-	-	-	1,897
Tax benefit in respect of options exercised	-	-	140	-	-	-	140
Dividends paid	-	-	-	-	(11,801)	-	(11,801)
Other comprehensive income (loss), net of tax:
Unrealized losses on derivative
instruments	-	-	-	(7,628)	-	-	(7,628)	$(7,628)
Foreign currency translation differences	-	-	-	52	-	-	52	52
Net income	-	-	-	-	29,539	-	29,539	29,539

Total comprehensive income								$21,963

Balance as of June 30, 2006
(Unaudited)	41,216,786	$11,670	$280,682	$(8,916)	$183,861	$(4,321)	$462,976

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars (in thousands, except share and share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Total shareholders' equity	Total comprehensive income (loss)

Balance as of January 1, 2005
(Audited)	40,561,026	$11,548	$274,432	$(4,742)	$155,267	$(4,321)	$432,184
Exercise of options	184,685	42	1,545	-	-	-	1,587
Tax benefit in respect of options exercised	-	-	484	-	-		484
Stock-based compensation	-	-	-	-	-	-	-
Dividends paid	-	-	-	-	(10,559)	-	(10,559)
Other comprehensive income (loss):
Unrealized gains on derivative
instruments	-	-	-	293	-	-	293	$293
Foreign currency translation differences	-	-	-	(615)	-	-	(615)	(615)
Net income	-	-	-	-	23,599	-	23,599	23,599

Total comprehensive income								$23,277

Balance as of June 30, 2005
(Unaudited)	40,745,711	$11,590	$276,461	$(5,064)	$168,307	$(4,321)	$446,973

Balance as of April 1, 2006
(Unaudited)	41,042,692	$11,653	$279,039	$(3,081)	$174,773	$(4,321)	$458,063
Exercise of options	174,094	17	1,425	-	-	-	1,442
Tax benefit in respect of options
exercised	-	-	218	-	-	-	218
Dividends paid	-	-	-	-	(5,983)	-	(5,983)
Other comprehensive income (loss):
Unrealized gains on derivative
instruments	-	-	-	(5,840)	-	-	(5,840)	$(5,840)
Foreign currency translation differences	-	-	-	5	-	-	5	5
Net income	-	-	-	-	15,071	-	15,071	15,071

Total comprehensive income								$9,236

Balance as of June 30, 2006
(Unaudited)	41,216,786	$11,670	$280,682	$(8,916)	$183,861	$(4,321)	$462,976

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
U.S. dollars (in thousands, except share data)

	Number of outstanding shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Treasury shares	Total shareholders' equity	Total comprehensive income (loss)

Balance as of April 1, 2005
(Unaudited)	40,682,842	$11,576	$275,766	$(4,705)	$162,661	$(4,321)	$440,977
Exercise of options	62,869	14	498	-	-	-	512
Tax benefit in respect of options
exercised	-	-	197	-	-	-	197
Dividends paid	-	-	-	-	(5,263)	-	(5,263)
Other comprehensive income (loss):
Unrealized gains on derivative
instruments	-	-	-	81	-	-	81	$81
Foreign currency translation differences	-	-	-	(440)	-	-	(440)	(440)
Net income	-	-	-	-	10,909	-	10,909	10,909

Total comprehensive income								$10,550

Balance as of June 30, 2005
(Unaudited)	40,745,711	$11,590	$276,461	$(5,064)	$168,307	$(4,321)	$446,973

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars (in thousands)

	Six months ended June 30,		Year ended December 31,

	2006	2005	2005

	(Unaudited)	(Audited)

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$29,539	$23,599	$32,487
Adjustments to reconcile net income to net cash provided by
operating activities:
Depreciation and amortization	28,130	24,102	57,718
Purchased in process R&D	-	-	7,490
Stock based compensation	-	-	172
Deferred income taxes	(3,515)	(1,804)	6,551
Accrued severance pay, net	(3,283)	(1,725)	(6,707)
Gain on sale of property and equipment	(1,160)	(304)	(731)
Tax benefit in respect of options exercised	140	484	652
Minority interests in earnings (losses) of subsidiaries	(77)	(273)	58
Equity in net losses (earnings) of affiliated companies and
partnership,	2,533	4,265	13,805
net of dividend received (*)
Changes in operating assets and liabilities:
Decrease (increase) in short and long-term receivables and
prepaid expenses	(14,819)	25,732	(43,420)
Increase in inventories	(45,706)	(63,529)	(43,679)
Increase (decrease) in trade payables, other payables and accrued expenses	50,647	(21,262)	(37,859)
Increase in advances received from customers	61,948	96,507	202,450
Settlement of royalties with the Office of the Chief Scientist	-	-	(1,371)
Other adjustments	(16)	45	-

Net cash provided by operating activities	104,361	85,837	187,616

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(26,314)	(30,017)	(58,735)
Acquisition of subsidiaries and businesses (Schedule A)	-	(318)	(28,331)
Investments in affiliated companies	(30,950)	(74,782)	(160,861)
Proceeds from sale of property, plant and equipment	3,020	1,001	2,712
Proceeds from sale of investment	-	3,100	3,100
Investment in long-term bank deposits	(261)	(551)	(1,089)
Proceeds from sale of long-term bank deposits	168	945	1,501
Short-term bank deposits, net	(1,158)	(458)	(4)

Net cash used in investing activities	(55,495)	(101,080)	(241,707)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	1,897	1,587	3,511
Repayment of long-term bank loans	(101,962)	(51,652)	(85,035)
Receipt of long-term bank loans	102,853	95,500	216,500
Dividends paid	(11,801)	(10,559)	(21,631)
Change in short-term bank credit and loans, net	(15,791)	113	524

Net cash provided by (used in) financing activities	(24,804)	34,989	113,869

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	24,062	19,746	59,778
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE
PERIOD	93,887	34,109	34,109

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	$117,949	$53,855	$93,887

* Dividend received	$6,147	$4,138	$12,169

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars (in thousands)

	Six months ended June 30,		Year ended December 31,

	2006	2005	2005

	(Unaudited)		(Audited)

SUPPLEMENTARY CASH FLOWS
ACTIVITIES:
Cash paid during the period for:
Income taxes	$11,523	$13,233	$21,475

Interest	$8,694	$3,193	$13,151

SCHEDULE A:
Subsidiaries and businesses acquired

Estimated net fair value of assets acquired and liabilities
assumed at the date of acquisition:

Working capital, net (excluding cash and cash equivalents)	-	$(3,281)	$39,273
Property, plant and equipment	-	-	(28,875)
Other long-term assets	-	-	(74,363)
Goodwill and other intangible assets	-	(1,514)	(53,291)
In-process R&D	-	-	(7,490)
Deferred income taxes	-	-	5,404
Long-term liabilities - mainly advances from customers	-	4,477	82,730
Minority interest	-	-	8,281

	-	$(318)	$(28,331)

The accompanying notes are an integral part of the consolidated financial statements.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED
U.S. dollars (in thousands)

Note 1 –	GENERAL

A.	The accompanying financial statements have been prepared in a condensed format as of June 30, 2006, and for the six and three months then ended, in accordance with generally accepted accounting principles in the United States )U.S. GAAP( relating to the preparation of financial statements for interim periods. Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP but which are not required for interim reporting purposes, have been condensed or omitted. See Note 4 for the reconciliation from U.S. GAAP to accounting principles generally accepted in Israel (Israeli GAAP).

These statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2005.

The interim financial statements reflect all adjustments, which are, in the opinion of management, necessary for a fair presentation. All such adjustments were of a normal recurring nature. Reclassifications have been made to comparative data in the balance sheet as of December 31, 2005 in order to conform to the current year’s presentation.

Operating results for the six and three months ended June 30, 2006, are not necessarily indicative of the results that may be expected for the year ending December 31, 2006.

B.	On May 31, 2006, the Company’s U.S. subsidiary Kollsman, Inc. (“Kollsman”) acquired a 20% interest in Sandel Avionics, Inc. (“Sandel”) in consideration for $12.5 million (represented by a $10.5 million cash payment, a $1 million subscription and payment of a bridge loan and a $1 million holdback to be paid within 12 months). Sandel, based in Vista, California, produces specialized integrated display systems and other products for the commercial aviation market.

Kollsman has an option to buy the remaining 80% interest in Sandel for a period of 30 months after the initial investment. During the option period, Kollsman has the right to representation on the Sandel board of directors, as well as several specific minority rights. In addition, Kollsman and Sandel have formed an alliance to cooperate on product development and marketing.

Based on a purchase price allocation analysis (“PPA”) performed by an independent advisor, the excess of the amounts paid for the Sandel shares over their book value was attributed as follows:

		Expected useful lives
In-Process R&D (“IPR& D ”)	$ 1,200	immediate write-off
Technology and customers base	3,200	7 years
Deferred taxes	(1,300)	7 years
Goodwill	10,100	indefinite-subject to annual impairment test

Total excess of consideration over book value	$13,200

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED
U.S. dollars (in thousands)

Note 1 –	GENERAL (Cont.)

C.	On June 5, 2006, the Company acquired 4.37% of Tadiran Communication Ltd.‘s (“Tadiran”) outstanding shares in consideration for approximately $18.3 million (of which $13.5 million was paid on the acquisition date and the balance was paid in July 2006). Following the acquisition, the Company holds approximately 43% of Tadiran’s shares.

Based on a PPA performed by an independent advisor, the excess of the amounts paid for the above mentioned Tadiran shares acquired over their book value was attributed as follows:

		Expected useful lives
IPR&D	$1,000	immediate write-off
Inventory	300	up to a quarter
Other tangible assets and liabilities	100	5 years
Brand name	800	15 years
Customer base and backlog	4,000	2-12 years
Technology	2,400	10 years
Goodwill	3,300	indefinite-subject to annual impairment test

Total excess of consideration over book value	$11,900

Note 2 – SIGNIFICANT ACCOUNTING POLICIES

A.	The significant accounting policies followed in the preparation of these statements are identical to those applied in preparation of the latest annual financial statements, except for the adoption of FASB Statement No. 123 (revised 2004), “Share-Based Payments” (“Statement 123(R)”) as follows:

Through December 31, 2005, the Company adopted the fair value based method of recording stock options for all employee stock option grants consistent with SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123”). Effective January 1, 2006, the Company adopted the provisions of Statement 123(R), using the modified prospective method. The adoption of Statement 123(R) did not have a material effect on the Company’s financial position and results of operations.

B.	On June 2006, the Financial Accounting Standards Board issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also requires de-recognition of income tax assets and liabilities, and provides guidance on classification of current and deferred income tax assets and liabilities, interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. This Interpretation is effective as of January 1, 2007. The Company is currently evaluating the impact of FIN 48 on its financial statements.

C.	The accompanying financial statements have been prepared in U.S. dollars since the U.S. dollar is the functional currency of the primary economic environment in which the operations of the Group (which includes Elbit Systems Ltd. and its subsidiaries) are conducted.

ELBIT SYSTEMS LTD. AND ITS SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS – UNAUDITED
U.S. dollars (in thousands)

Note 3 –	INVENTORIES, NET OF ADVANCES

	June 30, 2006	December 31, 2005

	(Unaudited)	(Audited)
Cost of long-term contracts in progress	$353,334	$311,800
Raw materials	91,338	84,343
Advances to suppliers and subcontractors	38,757	40,095

	483,429	436,238
Less - Cost incurred on contracts in progress
deducted from customer advances	23,869	16,178

	459,560	420,060
Less -Advances received from customers	80,959	84,083
Provision for losses	9,034	7,549

	$369,567	$328,428

Note 4 –	RECONCILIATION TO ISRAELI GAAP

As described in Note 1, the Company prepares its financial statements in accordance with U.S. GAAP. See Note 23 to the 2005 annual financial statements for a description of the differences between U.S. GAAP and Israeli GAAP in respect to the Company. The effects of the differences between U.S. GAAP and Israeli GAAP on the Company’s financial statements are detailed below.

A.	Effect on net income

	Three months ended June 30		Year Ended December 31,

	2006	2005	2005

	(Unaudited)		(Audited)

Net income as reported according to
U.S. GAAP	$29,539	23,599	$32,487

Adjustments to Israeli GAAP	$2,027	(3,004)	$(9,637)

Net income according to Israeli GAAP	$31,566	20,595	$22,850

B.	Effect on shareholders' equity

	As reported	Adjustments	As per Israeli GAAP

As of June 30, 2006 (Unaudited)
Shareholders' equity	$462,976	(17,739)	$445,237

As of December 31, 2005
Shareholders' equity	$450,777	(19,279)	$431,498

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